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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16

To the Member and Management of Canaccord Genuity LLC

In planning and performing our audit of the consolidated financial statements of Canaccord Genuity LLC (the Company) as of and for the year ended March 31, 2020, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company' s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company' s internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Com pany, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker, we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC' s above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition , and that transactions are executed in accordance with management' s authoriz.ation and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2020, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, FINRA, other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 29, 2020